UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
SanDisk Corporation
(Exact name of registrant as specified in its charter)

Commission file number:  000-26734

Delaware	77-0191793
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

951 SanDisk Drive Milpitas, California	95035
(Address of principal executive offices)	(Zip Code)

Judy Bruner
(408) 801-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report of SanDisk Corporation for calendar year 2014 (the “Conflict Minerals Report”) is attached as Exhibit 1.01 hereto and is publicly available at www.sandisk.com/IR under “Reports & Filings.”

Item 1.02    Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01    Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description of Document
1.01	Conflict Minerals Report for the calendar year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SANDISK CORPORATION

Dated:	May 20, 2015	By:	/s/ Judy Bruner
Judy Bruner
Executive Vice President, Administration and Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description of Document
1.01	Conflict Minerals Report for the calendar year ended December 31, 2014.